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                          April 7, 2022

       McDavid Stilwell
       Chief Financial Officer
       Coherus BioSciences, Inc.
       333 Twin Dolphin Drive , Suite 600
       Redwood City , California 94065

                                                        Re: Coherus
BioSciences, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 25,
2021
                                                            Form 8-K furnished
November 8, 2021
                                                            File No. 001-36721

       Dear Mr. Stilwell:

               We have reviewed your December 30, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 16, 2021 letter.

       Form 8-K furnished November 8, 2021

       Exhibit 99.1
       Non-GAAP Financial Measures, page 7

   1. We appreciate the information provided to us in your response letter and during our conference call. We
believe that your adjustments to exclude the upfront and
                                                        milestone based license
fees from Non-GAAP net (loss) are inconsistent with the
                                                        guidance in Question
100.01 of the Non-GAAP Financial Measures Compliance and
                                                        Disclosure
Interpretations. Please confirm to us that you will no longer include these adjustments in any
non-GAAP financial measure presented in accordance with Item 10(e)
                                                        of Regulation S-K or
Regulation G.
 McDavid Stilwell
Coherus BioSciences, Inc.
April 7, 2022
Page 2

       Please contact Angela Connell, Accounting Branch Chief, at (202) 551-3426 with any questions.



FirstName LastNameMcDavid Stilwell                       Sincerely,
Comapany NameCoherus BioSciences, Inc.
                                                         Division of
Corporation Finance
April 7, 2022 Page 2                                     Office of Life
Sciences
FirstName LastName